NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES
REPRESENTING
DEPOSITED ORDINARY SHARES
OF:
LUXFER HOLDINGS PLC
ONE ADS REPRESENTS ONE SHARE (CUSIP: 550678106)

You are hereby notified, as holders of the above American Depositary Shares (“ADSs”), that The Bank of New York Mellon (the “Depositary”) and Luxfer Holdings plc (the “Company”) have agreed to amend the Deposit Agreement dated as of October 3, 2012 (the “Deposit Agreement”) under which the ADSs are issued to provide that

(i)     immediately prior to the termination of the Deposit Agreement, the Depositary will execute and deliver American Depositary Receipts (“ADRs”) to evidence all outstanding uncertificated ADS and surrender those ADRs to the agent appointed by the Company for a mandatory exchange of the ADSs evidenced thereby into ordinary shares (“Shares”) of the Company;

(ii)     upon termination of the Deposit Agreement, all outstanding ADSs shall be cancelled and converted into a right only to receive, from the exchange agent appointed by the Company, delivery of the amount of Shares they represent and the net cash proceeds of a sale of any fraction of a Share they represent; and

(iii)    upon termination of the Deposit Agreement, all registered holders of certificated ADSs shall surrender their ADRs to the exchange agent appointed by the Company to receive, as a mandatory exchange, the Shares or money to which they are entitled in respect of the ADSs formerly evidenced by their ADRs.

This amendment will become effective on December 10, 2017, which is at least 30 days after the date of this Notice. The intended amended provision of the Deposit Agreement is set forth in Exhibit A to this Notice.

The Company has indicated that, at or prior to the effectiveness of the amendment to the Deposit Agreement, the Shares will have been approved for direct listing on the New York Stock Exchange and become eligible for settlement through The Depository Trust Company (“DTC”).

You are further notified that the Deposit Agreement, as amended, will terminate at 5:00 pm (Eastern Time) on December 10, 2017.

The Company has indicated that following termination of the Deposit Agreement, registered holders of certificated ADSs will be contacted by Computershare Trust Company, N.A. (“Computershare”), the Company’s exchange agent, with instructions how to surrender ADRs to receive delivery of Shares.

Persons that hold ADSs through a securities intermediary that is a direct or indirect participant in DTC will receive a credit of Shares in their securities accounts in exchange for their ADSs without having to take any action. Registered holders of ADSs will receive a certificate evidencing Shares. If you are a registered holder of ADSs and you wish to receive your Shares in account with a direct or indirect participant in DTC, you must contact a broker or other securities intermediary to arrange to have your ADSs transferred into the DTC system prior to December 8, 2017.

Holders of ADSs will not be required to pay any fee to the Depositary for the surrender and cancellation of their ADSs in the mandatory exchange into Shares.

For information regarding your Luxfer Holdings ADSs, please contact the Company’s exchange agent, Computershare, at 1-866-644-4127 or if outside of the U.S. at 1-781-575-2906.

THE BANK OF NEW YORK                                             MELLON,                                                          As Depositary

Dated: November 8, 2017

Exhibit A

The relevant portions of Section 6.02 of the Deposit Agreement and Article 21 of the form of Receipt are amended by replacing the words:

AMENDMENT TO DEPOSIT AGREEMENT

AMENDMENT TO DEPOSIT AGREEMENT dated as of November 8, 2017 (this “Amendment”) to the Deposit Agreement dated as of October 3, 2012 (the “Deposit Agreement”) among Luxfer Holdings plc (the “Company”), The Bank of New York Mellon, as depositary (the “Depositary”), and all Owners and Holders from to time of American Depositary Shares issued thereunder.
WITNESSETH:
WHEREAS, the Company and the Depositary executed the Deposit Agreement for the purposes set forth therein.
WHEREAS, the Company has made arrangements for direct listing of the Shares on the New York Stock Exchange and eligibility of the Shares for settlement through DTC and, as a result, the Company wishes to terminate the Deposit Agreement and the Company and the Depositary wish to amend the Deposit Agreement and the form of Receipt (as defined therein) to alter the procedures that follow termination of the Deposit Agreement.
NOW, THEREFORE, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows.
1.    Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Deposit Agreement.
2.    Section 6.02 of the Deposit Agreement is hereby amended to read as follows:
“The Company may at any time terminate this Deposit Agreement by instructing the Depositary to mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date included in such notice. The Depositary may likewise terminate this Deposit Agreement if at any time 60 days shall have expired after the Depositary delivered to the Company a written resignation notice and if a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04; in such case the Depositary shall mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date.
The following special provisions shall apply in connection with termination of this Deposit Agreement:
(i)    immediately prior to the termination of this Deposit Agreement, the Depositary will execute and deliver Receipts to evidence all outstanding uncertificated ADS and surrender those ADRs to the agent appointed by the Company for a mandatory exchange of the American Depositary Shares evidenced thereby into Shares;

(ii)     upon termination of this Deposit Agreement, all outstanding American Depositary Shares shall be cancelled and converted into a right only to receive, from the exchange agent appointed by the Company, delivery of the amount of Shares they represent and the net cash proceeds of a sale of any fraction of a Share they represent; and

(iii)    upon termination of this Deposit Agreement, each Owner of certificated ADSs shall surrender their Receipt or Receipts to the exchange agent appointed by the Company and thereupon shall receive from that exchange agent, as a mandatory exchange, the Shares or money to which they are entitled in respect of the American Depositary Shares formerly evidenced by that Receipt or those Receipts.

The Company shall appoint an exchange agent to facilitate the mandatory exchange provided for above. In that mandatory exchange, Owners will not be required to pay a fee to the Depositary for the surrender and cancellation of their American Depositary Shares. The Company shall pay the Depositary a fee for those surrenders in an amount to be agreed between the Company and the Depositary.
Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 and its obligation to effect the mandatory exchange of American Depositary Shares into Shares as provided above.”
3.    Article 21 of the form of Receipt is hereby amended to read as follows:
“The Company may at any time terminate the Deposit Agreement by instructing the Depositary to mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date included in such notice. The Depositary may likewise terminate the Deposit Agreement if at any time 60 days shall have expired after the Depositary delivered to the Company a written resignation notice and if a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04 of that Agreemenet; in such case the Depositary shall mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date.
The following special provisions shall apply in connection with termination of the Deposit Agreement:
(i)    immediately prior to the termination of the Deposit Agreement, the Depositary will execute and deliver Receipts to evidence all outstanding uncertificated ADS and surrender those ADRs to the agent appointed by the Company for a mandatory exchange of the American Depositary Shares evidenced thereby into Shares;

(ii)     upon termination of the Deposit Agreement, all outstanding American Depositary Shares shall be cancelled and converted into a right only to receive, from the exchange agent appointed by the Company, delivery of the amount of Shares they represent and the net cash proceeds of a sale of any fraction of a Share they represent; and

(iii)    upon termination of the Deposit Agreement, each Owner of certificated ADSs shall surrender their Receipt or Receipts to the exchange agent appointed by the Company and thereupon shall receive from that exchange agent, as a mandatory exchange, the Shares or money to which they are entitled in respect of the American Depositary Shares formerly evidenced by that Receipt or those Receipts.

The Company shall appoint an exchange agent to facilitate the mandatory exchange provided for above. In that mandatory exchange, Owners will not be required to pay a fee to the Depositary for the surrender and cancellation of their American Depositary Shares. The Company shall pay the Depositary a fee for those surrenders in an amount to be agreed between the Company and the Depositary.

Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 and its obligation to effect the mandatory exchange of American Depositary Shares into Shares as provided above.”
4.    The Depositary has previously given the Owners notice of intent to enter into this Amendment. The foregoing amendments shall be effective not less than 30 days after the date of that notice
5.    Except for the foregoing amendments, the Deposit Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be governed by and construed as one with the Deposit Agreement, and the Deposit Agreement shall, where the context requires, be read and construed so as to incorporate this Amendment.
6.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.
7.    This Amendment may be executed in multiple counterparts, and all those counterparts together shall constitute one original document.

IN WITNESS WHEREOF, LUXFER HOLDINGS PLC and THE BANK OF NEW YORK MELLON have duly executed this Amendment as of the date first written above.
LUXFER HOLDINGS PLC
By:___________________________
Title:_________________________

THE BANK OF NEW YORK MELLON
By:___________________________
Title:_________________________